Exhibit 2.1

PURCHASE AND SALE AGREEMENT

Bridger Solutions International Hangar Complex

This Purchase and Sale Agreement (“Agreement”) is made and entered into by and between Purchaser and Seller as of the Effective Date (defined below).

RECITALS

A. Defined terms are indicated by initial capital letters. Defined terms shall have the meaning set forth herein, whether or not such terms are used before or after the definitions are set forth;

B. Purchaser desires to purchase the Property and Seller desires to sell the Property, all upon the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual terms, provisions, covenants and agreements set forth herein, as well as the sums to be paid by Purchaser to Seller, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Purchaser and Seller agree as follows:

AGREEMENT

ARTICLE 1

BASIC INFORMATION

1.1 Certain Basic Terms. The above Recitals are hereby incorporated by this reference. The following defined terms shall have the meanings set forth below:

1.1.1	Seller:	BRIDGER SOLUTIONS INTERNATIONAL, LLC a Montana limited liability company
1.1.2	Purchaser:	MTP – AVIATION INFRASTRUCTURE HOLDCO, LLC, a Delaware limited liability company, and/or permitted assigns
1.1.3	Purchase Price:	Forty-Six Million and 00/100 Dollars ($46,000,000.00), such amount also defined as the “Initial Purchase Price” under Section 2.3, and further subject to the previsions thereof.
1.1.4	Initial Earnest Money:	One Million and 00/100 Dollars ($1,000,000.00) (the “Initial Earnest Money”), to be deposited and increased in accordance with Section 2.1 below.
1.1.5	Additional Earnest Money:	One Million and 00/100 Dollars ($1,000,000.00) (the “Additional Earnest Money”), to be deposited and increased in accordance with Section 2.1 below. The Initial Earnest Money and Additional Earnest Money may be referred to separately herein, or collectively as the Earnest Money.

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1.1.6	Title Company:	Fidelity National Title Insurance Company 485 Lexington Avenue, 18th Floor New York, NY 10017 Attn: Kevin Danca Email: kevin.danca@fnf.com Telephone: (212) 471-3715
1.1.7	Escrow Agent:	Fidelity National Title Insurance Company 485 Lexington Avenue, 18th Floor New York, NY 10017 Attn: Kevin Danca Email: kevin.danca@fnf.com Telephone: (212) 471-3715
1.1.8	Broker:	Seller: CBRE (Katrin Gist) Purchaser: None
1.1.9	Effective Date:

The date on which this Agreement is executed by the latter to sign of the signatories as indicated on the signature page of this Agreement.  The Effective Date shall be filled in above upon establishment of the Effective Date by the last Party to deliver a fully executed original of the Agreement.  For purposes of delivery a signed facsimile or pdf transmission shall be deemed acceptable delivery.

1.1.10	Property Information Delivery Date	Three (3) business days following the Effective Date
1.1.11	Title Commitment Delivery Date:	The date which is ten (10) business days after the Effective Date.
1.1.12	Inspection Period:	The period beginning on the Effective Date and ending sixty (60) days thereafter, unless earlier waived by Purchaser.
1.1.13	Closing Date:

Forty-five (45) days following the expiration of the Inspection Period, as extended until the expiration of the Airport Lease Approval Period, subject to the provisions of Section 5.4 and Section 6.2.3 herein.

1.1.14	Permitted Exceptions:	Means (i) liens for taxes not yet due and payable, (ii) other matters of record or otherwise affecting the Leased Premises subject to which Purchaser agrees to take title and to be determined by Purchaser during the Inspection Period in accordance with Section 5, and (iii) the Airport Leases.

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1.2 Closing Costs. Closing costs shall be allocated and paid as follows:

COST	RESPONSIBLE PARTY
Premium for standard form leasehold Title Policy required to be delivered pursuant to Section 4.2	Seller
Premium for any upgrade of Title Policy for extended or additional coverage and any endorsements desired by Purchaser	Purchaser
Title search and examination fees required for the issuance of the leasehold Title Policy required to be delivered pursuant to Section 4.2	Purchaser and Seller equally
Costs of any survey (ALTA Survey)	Purchaser
Costs for UCC Searches	Purchaser
Any transfer fee or transfer taxes related to the Airport Leases	Seller
Any escrow fee charged by Escrow Agent for holding the Earnest Money, or conducting the Closing, or setting up the escrow account	Purchaser and Seller equally
Real Estate Sales Commission to Broker	Seller
Sales, use, or other transfer taxes other than as described above associated with the purchase of any Property.	Purchaser
Seller’s attorney fees	Seller
Purchaser’s attorney fees	Purchaser
All other closing costs, expenses, charges and fees	Pursuant to local custom

1.3 Notice Addresses:

Seller:	Bridger Aerospace Group Holdings, Inc. Attn: James Muchmore 90 Aviation Lane Belgrade, MT 59714 Email: james@bridgeraerospace.com
Copy to:	Seyfarth Shaw LLP Attention: Ian S. Taylor 999 Third Avenue, Suite 4700 Seattle, WA 98104 Email: Itaylor@seyfarth.com

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Purchaser:	MTP – Aviation Infrastructure Holdco, LLC
714 8th Avenue South Nashville, TN 37203 Attn: Bronte Prins Email: bronte@someraroadinc.com

Copy to:	Thompson Burton PLLC 1801 West End Avenue, Suite 1550 Nashville, Tennessee 37203 Attn: William W. Burton, Esq. Email: walt@thompsonburton.com, brooks@thompsonburton.com

1.4 Property. Subject to the terms and conditions of this Agreement, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, the following property (collectively, the “Property”):

1.4.1 Airport Leases and Leased Premises. All of Seller’s right, title and interest, as the “Lessee”, in and to those certain ground lease agreements by and between Seller and Gallatin Airport Authority of the County of Gallatin (the “Authority”) listed on the Exhibit A, attached hereto (collectively referred to herein as the “Airport Leases”) located at Bozeman Yellowstone International Airport (the “Airport”). Each of the Airport Leases may be referred to herein individually as denoted by the abbreviated naming conventions shown on Exhibit A, or collectively as the “Leased Premises”, which are depicted visually on Exhibit A1, attached hereto.

1.4.2 Hangar Improvements. All of Seller’s right, title and interest, without warranty, except as set forth in this Agreement, in the improvements located on the Leased Premises, including all improvements affixed to any building, but excluding any of Seller’s personal property, the (collectively, the “Hangar Improvements”).

ARTICLE 2

EARNEST MONEY AND PURCHASE PRICE

2.1 Deposit and Investment of Earnest Money. Within five (5) business days after the Effective Date, Purchaser shall deposit the Earnest Money with Escrow Agent. The Earnest Money will be deposited by Title Company in a non-interest-bearing account. The Earnest Money will be applied towards the Purchase Price at Closing or will be otherwise held and disbursed as herein provided. Within three (3) days following the expiration of the Inspection Period, Purchaser will deposit with the Escrow Agent the Additional Earnest Money following the expiration of the Inspection Period.

2.2 Disposition of Earnest Money. The Earnest Money shall be applied as a credit to the Purchase Price at Closing. In the event of a termination of this Agreement by either Seller or Purchaser, or if Purchaser fails to deliver a Notice to Proceed as contemplated in Section 3.3 below on or prior to the expiration of the Inspection Period, Escrow Agent is authorized to deliver the Earnest Money to the party hereto entitled to same pursuant to the terms hereof on or before the tenth (10th) business day following a written request from such party delivered to the Escrow Agent and the non-terminating party, unless the other party hereto notifies Escrow Agent that it disputes the right of the requesting party to receive the Earnest Money. In the event of any dispute between the parties regarding the Earnest Money, Escrow Agent will interplead the Earnest Money into a court of competent jurisdiction in the county in which the Property is located. The prevailing party in such dispute shall be entitled to recover its reasonable attorneys’ fees and costs from the non-prevailing party. All attorneys’ fees and costs and Escrow Agent’s costs and expenses incurred in connection with such interpleader shall be assessed against the party that is not awarded the Earnest Money, or if the Earnest Money is distributed in part to both parties, then in the inverse proportion of such distribution.

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2.3 Purchase Price Increase. Seller shall use commercially reasonable efforts to negotiate an extension of the Airport Leases with the Authority prior to the expiration of the Inspection Period, such extension to be effective no earlier than the Closing Date and conditioned on Closing. If successful, and subject to Section 1.1(c), and provided that Purchaser has approved in writing the terms and conditions of such lease extension(s), the Initial Purchase Price shall be adjusted as follows (each a “Purchase Price Increase”):

(a)	40-Year Term. If, prior to Closing, the Airport Leases are extended to a coterminous term equal to at least forty (40) years (including any extension options) beyond the Closing Date and such extension is not conditioned on an additional Capital Investment (defined below), the Purchase Price Increase shall be Fifty-One Million and 00/100 Dollars ($51,000,000.00).

(b)	Partial Extension. If, prior to Closing, the Airport Leases are extended to a co-terminus term beyond the average existing lease term of twenty-five (25) years (including any extension options) beyond the Closing Date (the “Average Existing Term”), but less than forty (40) years and such extension is not conditioned on an additional Capital Investment, the Initial Purchase Price shall increase by Three Hundred Thirty-Three Thousand Three Hundred Thirty-Three and 00/100 Dollars ($333,333.00) for each full year the new terms exceed the Average Existing Term beyond the Closing Date. For example, an extension to a thirty (30) year lease term would result in a Purchase Price Increase to Forty-Seven Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Seven and 00/100 Dollars ($47,666,667.00).

(c)	Capital Investment. If, as a condition to any Airport Lease extension contemplated by this Section 2.3, the Authority requires a capital investment for repairs, replacements or improvements to the Leased Premises, a payment to the Authority in cash or an in-kind contribution, or otherwise (each, an “Extension Condition”, and the aggregate cost thereof, whether payable in cash, by in-kind contribution, or otherwise, a “Capital Investment”), the Capital Investment shall be applied on a dollar-for-dollar basis to offset any Purchase Price Increase that would otherwise by payable under Sections 2.3(a) or 2.3(b). Notwithstanding the foregoing, in no event shall any adjustment to the Purchase Price under this Section 2.3(c) reduce the Purchase Price to an amount below the Initial Purchase Price. If Seller, in its sole discretion, elects to fund any portion of the Capital Investment prior to Closing, the amount so funded by Seller shall be added, on a dollar-for-dollar basis, to the Purchase Price payable at Closing, but in no event shall such increased amount be in excess of any Purchase Price Increase.

ARTICLE 3

DUE DILIGENCE

3.1 Due Diligence Materials To Be Delivered. To the extent such items presently exist, are in Seller’s possession or control, and have not previously been delivered to Purchaser, Seller shall deliver to Purchaser the following (the “Property Information”) on or before the Property Information Delivery Date.

3.1.1 Leased Premises Financial Information. Copies of operating statements pertaining to the operation of the Leased Premises (as opposed to Seller’s business records or statements) for the twenty-four (24) months preceding January 1, 2025 (“Operating Statements”);

3.1.2 Environmental Documents. Copy of any environmental reports or site assessments in the possession or reasonable control of Seller prepared within the three (3) most recent calendar years prior to the Effective Date relating to the Leased Premises;

3.1.3 Service Contracts. A list, together with copies, of service contracts related to vendors performing work at the Leased Premises (“Service Contracts”);

3.1.4 Airport Leases. A copy of the Airport Leases, including any amendments, assignments, and subleases related thereto;

3.1.5 Plans and Specifications. Plans and specifications relating to the Hangar Improvements located on the Leased Premises;

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3.1.6 Maintenance Records and Warranties. Maintenance work orders related to the Leased Premises for the twelve (12) months preceding the Effective Date and warranties, if any, on roofs and HVAC equipment; and

3.1.7 Licenses, Permits and Certificates of Occupancy. Any issued licenses, permits or certificates of occupancy relating to the Leased Premises and/or Hangar Improvements

3.1.8 Surveys, Recorded Agreements. Any surveys of or recorded agreements relating to the Leased Premises or Hangar Improvements in the possession or reasonable control of the Seller.

3.2 Physical Due Diligence. Subject in all respects to the terms and conditions of the Airport Leases, commencing on the Effective Date and continuing until the Closing or earlier termination of this Agreement, Purchaser shall have reasonable access to the Leased Premises to perform inspections of any building, hangars or structures, to obtain a new survey of the Leased Premises, and to perform a Phase I Environmental Site Inspection (collectively, “Investigations”); provided that (i) Purchaser must give Seller twenty four (24) hours’ prior telephone or written notice of any such Investigations, and with respect to any intrusive Investigations (including, without limitation, collection of air, soil, groundwater, or building material samples or soil cores or any Investigations designed to identify the presence of Hazardous Materials) Purchaser must obtain Seller’s prior written consent (which consent may be given, withheld or conditioned in Seller’s sole discretion), (ii) prior to performing any Investigations, Purchaser must deliver a certificate of insurance to Seller evidencing that Purchaser and its contractors, agents and representatives have in place reasonable amounts of commercial general liability insurance and workers compensation insurance for its activities on the Leased Premises in terms and amounts reasonably satisfactory to Seller covering any accident arising in connection with the presence of Purchaser, its contractors, agents and representatives on the Leased Premises, which insurance shall name Seller and the Authority as additional insured thereunder (such insurance shall include, at a minimum, general liability insurance with coverage of $1,000,000.00 per occurrence, $2,000,000.00 aggregate and a $2,000,000.00 umbrella, and statutory workers’ compensation coverage for any employees of Purchaser, its contractors, agents and representatives with employer’s liability limits of not less than $500,000.00), be written by a reputable insurance company having a rating of at least “A+:VII” by Best’s Rating Guide (or a comparable rating by a successor rating service), and (iii) all such Investigations shall be conducted by Purchaser in compliance with Purchaser’s responsibilities set forth in Section 3.7 below. All policies of insurance required under this Agreement shall contain a waiver of subrogation endorsement, shall provide that the coverage is primary and is not in excess of or contributing with any insurance or self-insurance maintained by Seller or any of its affiliates, investors, lenders or consultants, and shall be kept and maintained in force during the term of this Agreement and so long thereafter as necessary to cover any claims of damages suffered by persons or property resulting from any acts or omissions of Purchaser, its employees, agents, contractors, suppliers, consultants or other related parties.

3.3 Notice to Proceed. Purchaser shall have through 6:00 pm (Mountain Time) on the last day of the Inspection Period during which to (i) examine, inspect, and investigate the Property Information and any publicly available information (collectively, the “Property Documents”) and the Property, and (ii) in Purchaser’s sole and absolute judgment and discretion, determine whether the Property is acceptable to Purchaser. If Purchaser, by the expiration of Inspection Period notifies Seller in writing of its waiver or satisfaction of Purchaser’s conditions set forth under this Section 3.3 (a “Notice to Proceed”), the Earnest Money shall become non-refundable, except as otherwise expressly provided in this Agreement. Alternatively, if, by the expiration of the Inspection Period, Purchaser has not delivered a Notice to Proceed, then this Agreement shall automatically terminate without further notice or action by the parties. Thereafter, the Earnest Money shall be returned to Purchaser as set forth above and neither party shall have any obligation to the other except as provided under those provisions that survive termination of this Agreement. Notwithstanding anything to the contrary in this Agreement, Purchaser may terminate this Agreement for any reason or no reason by giving written notice of termination to Seller and Escrow Agent (a “Due Diligence Termination Notice”) at any time prior to the expiration of the Inspection Period.

3.4 Return of Documents. If this Agreement terminates for any reason, upon receipt of written request, Purchaser shall promptly return and/or deliver to Seller all Property Documents and copies thereof.

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3.5 Service Contracts. On or prior to the last day of the Inspection Period, Purchaser will advise Seller in writing of which Service Contracts it desires to assume and for which Service Contracts Purchaser requests that Seller deliver written termination at or prior to Closing. Purchaser must assume the obligations arising from and after the Closing Date under those Service Contracts that Purchaser has agreed to assume or that Seller is not contractually permitted to terminate.

3.6 Authority Estoppel Certificate. Not less than three (3) days prior to expiration of the Inspection Period, Seller shall deliver to Purchaser an estoppel certificate on the form attached hereto as Exhibit F, executed by the Authority, as lessor under the Airport Leases, with only such modification(s) as are approved by Purchaser in its reasonable discretion (“Authority Estoppel Certificate”).

3.7 Purchaser’s Responsibilities. In conducting any Investigations of the Property and/or Property Documents, Purchaser and its agents and representatives shall: (i) not unreasonably interfere with the operation and maintenance of the Leased Premises; (ii) not damage, in any material respect, any part of the Leased Premises or any personal property owned or held by any tenant or any third party; (iii) not injure or otherwise cause bodily harm to Seller, or its respective agents, guests, invitees, contractors and employees or any tenants or their guests or invitees; (iv) comply with all applicable laws; (v) promptly pay when due the costs of all Investigations; (vi) not permit any liens to attach to the Leased Premises by reason of the exercise of its rights hereunder; (vii) promptly repair any damage to the Leased Premises resulting directly or indirectly from any such Investigations; and (viii) not reveal or disclose prior to Closing any information obtained during the Inspection Period concerning the Property and the Property Documents except (a) as may be otherwise required by law, or (b) to Purchaser’s agents, representatives, employees, consultants, and attorneys who have a need to know such information in connection with Purchaser’s evaluation of the Property, provided that Purchaser shall cause such parties to maintain the confidentiality of such information.

ARTICLE 4

TITLE

4.1 Title Commitment. No later than the Title Commitment Delivery Date, Seller and Purchaser shall cooperate to cause Title Company to prepare and deliver to Purchaser and Seller: (i) a current commitment for a leasehold title insurance policy or preliminary title report for the Leased Premises (the “Title Commitment”) issued by the Title Company, in the amount of the Initial Purchase Price and on the current ALTA Standard Leasehold Form commitment or endorsement, with Purchaser as the proposed insured, and (ii) copies of all documents of record referred to in the Title Commitment as exceptions to title to the Leased Premises.

4.1.1 Purchaser shall have until the date that is not later than fifteen (15) days prior to the expiration of the Inspection Period in which to examine the Title Commitment, all underlying exception documents, and the survey and satisfy itself as to the marketability and status of Seller’s title (the “Title Objection Date”). In the event Purchaser notes any objections to the marketability of such title, or in the event there are any matters of record which could, in Purchaser’s sole and absolute discretion, interfere with Purchaser’s intended use of the Property, or if Purchaser objects in its discretion to any other matter disclosed in the Title Commitment (collectively, “Purchaser’s Objections”), Purchaser shall notify Seller in writing thereof (the “Title Notice”) prior to the Title Objection Date. If Purchaser fails to deliver such notice to Seller prior to the Title Objection Date, then, Purchaser shall be deemed to have found title acceptable in all respects and all matters explicitly set forth in the Title Commitment will be included in the Permitted Exceptions. For the avoidance of doubt Seller will, at or before Closing, cause the release of any liens securing indebtedness for borrowed money, bond issuances and any other monetary liens (other than taxes and other municipal charges) placed upon the Property and, as such, Purchaser shall not be required to object to such matters.

4.1.2 If Purchaser timely provides the Title Notice to Seller, Seller shall provide written notice to Purchaser within five (5) days after receipt of the Title Notice of any of Purchaser’s Objections which Seller does not intend to cure (“Seller’s Response”). If Seller does not elect to cure all of Purchaser’s Objections, then Purchaser may either: (i) subject to Purchaser otherwise issuing a Notice to Proceed, waive any uncured Purchaser’s Objections and proceed to Closing (without adjustment to the Purchase Price) subject to all such Purchaser’s Objections, and the same shall be deemed Permitted Exceptions; or (ii) terminate this Agreement by delivering written notice of such termination to Seller prior to the expiration of the Inspection Period. If Purchaser does not properly terminate this Agreement under (ii) and otherwise issues a Notice to Proceed, Purchaser shall be deemed to have elected (i) above. If Purchaser timely terminates this Agreement within the period described in (ii) above, neither party shall have any further obligations hereunder except for those which expressly survive any such termination and, except as specifically set forth in this Agreement to the contrary, Purchaser shall be entitled to a complete refund of the Initial Earnest Money.

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4.1.3With respect to any of Purchaser’s Objections that are not rejected by Seller in Seller’s Response that Seller then fails to cure by Closing, Seller acknowledges that Purchaser will have relied on Seller’s agreement to do so, and such failure will be deemed a Seller Default and Purchaser’s remedies shall be as described under Article 9 herein. Notwithstanding the foregoing, Purchaser’s remedies set forth in Section 5.5 herein shall exclusively control in the event that Seller’s failure to remove any monetary encumbrances is due to Seller being unable to obtain the Gallatin County Bondholder Approval.

4.2 Delivery of Title Policy at Closing. In the event that the Title Company does not issue at Closing, or unconditionally commit at Closing to issue, to Purchaser, a commercially reasonable leasehold title policy in accordance with the Title Commitment, insuring Purchaser’s leasehold title to the Leased Premises in the amount of the Purchase Price with extended coverage, subject only to the Permitted Exceptions (the “Title Policy”), and provided that Purchaser is not in default hereunder, Purchaser shall have the right to terminate this Agreement, in which case the Earnest Money shall be immediately returned to Purchaser and provided for herein and the parties hereto shall have no further rights or obligations, other than those that by their terms survive the termination of this Agreement.

ARTICLE 5

OPERATIONS; RISK OF LOSS; APPROVALS

5.1 Ongoing Operations. From the Effective Date through Closing (or the earlier termination of this Agreement):

5.1.1 Airport Leases. Seller will perform its obligations under the Airport Leases in substantially the same manner as prior to the Effective Date in Seller’s normal course of business.

5.1.2 New Contracts. Except as otherwise provided for herein or as it relates to Seller’s business operations as opposed to contracts that effect the Leased Premises, Seller will not enter into any contract, including any new Service Contract (or amendment to any existing Service Contract) that will be an obligation affecting the Leased Premises subsequent to the Closing unless such new contract or amendment to an existing Service Contract is approved by Purchaser in advance, in its sole discretion (each, a “New Contracts”).

5.1.3 Maintenance of Leased Premises. Subject to Sections 5.2 and 5.3, Seller shall maintain the Leased Premises at its sole cost and expense substantially in its present condition (ordinary wear and tear and casualty excepted) and in a manner consistent with Seller’s maintenance of the Leased Premises during Seller’s period of tenancy and subject to its requirements under the Airport Leases. The foregoing notwithstanding, Seller shall not be required to incur any capital expenditure costing in excess of Fifty Thousand and 00/100 Dollars ($50,000.00) unless (i) such capital expenditure is required to avoid Seller being in default under the Airport Leases, and (ii) Seller and Purchaser have reached agreement on how to allocate such capital expenditure with respect to adjustments to the Purchase Price (if any), with both Seller and Purchaser acting reasonably.

5.1.4 Airport Leases. Except as provided in Section 2.3 herein, Seller will not amend, assign, or terminate any of the Airport Leases without Purchaser’s approval, which shall not be unreasonably withheld, conditioned or delayed.

5.2 Casualty. If, after the Effective Date and prior to Closing, the Leased Premises is materially damaged by fire or other casualty, Seller shall estimate the cost to repair, and the time required to complete repairs, and will provide Purchaser written notice of Seller’s estimation (the “Casualty Notice”) promptly after the occurrence of the casualty; provided, however, that the Purchase Price shall not be adjusted or renegotiated as the result of a Casualty Notice except as set forth in this Section 5.2.

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5.2.1 Material Damage. In the event of any Material Damage to the Leased Premises or any portion thereof prior to Closing, either Seller or Purchaser may, at its option, terminate this Agreement by delivering written notice to the other on or before the expiration of thirty (30) days after the date Seller delivers the Casualty Notice to Purchaser (and, if necessary, the Closing Date shall be extended to give the parties the full thirty (30) day period to make such election and to obtain insurance settlement agreements with Seller’s insurers). Upon any such termination, the Earnest Money shall be returned to Purchaser and the parties hereto shall have no further rights or obligations hereunder, other than those that by their terms survive the termination of this Agreement. If neither Seller nor Purchaser so terminates this Agreement within said thirty (30) day period, then the parties shall proceed under this Agreement and close on schedule (subject to extension of Closing as provided above), and as of Closing Seller shall assign to Purchaser, without representation or warranty by or recourse against Seller, subject to the terms, provisions and conditions of the Airport Leases (including, without limitation, the terms and conditions pertaining to insurance proceeds), all of Seller’s rights in and to any resulting insurance proceeds (including any rent loss insurance applicable to any period on and after the Closing Date) due Seller as a result of such damage or destruction and Purchaser shall assume full responsibility for all needed repairs, and Purchaser shall receive a credit at Closing for any deductible amount under such insurance policies. For the purposes of this Agreement, “Material Damage” and “Materially Damaged” means damage which, in Seller’s reasonable estimation, exceeds $250,000.00 to repair or which, in Seller’s reasonable estimation, will take longer than thirty (30) days to repair.

5.2.2 Not Material Damage. If the Leased Premises is not Materially Damaged, then neither Purchaser nor Seller shall have the right to terminate this Agreement, and Seller shall, at its option, either (i) subject to the terms, provisions and conditions of the Airport Leases (including, without limitation, the terms and conditions pertaining to, and the availability of, insurance proceeds), repair the damage before the Closing in a manner reasonably satisfactory to Purchaser and mutually agreed to by Seller (and if necessary, Seller may extend the Closing Date up to thirty (30) days to complete such repairs), or (ii) credit Purchaser at Closing for the reasonable cost to complete the repair (in which case Seller shall retain all insurance proceeds and Purchaser shall assume full responsibility for all needed repairs).

5.3 Condemnation. If proceedings in eminent domain are instituted or threatened with respect to the Leased Premises or any portion thereof, Purchaser may, at its option, by written notice to Seller given within ten (10) days after Seller notifies Purchaser of such proceedings (and if necessary the Closing Date shall be automatically extended to give Purchaser the full ten (10) day period to make such election), either: (i) terminate this Agreement, in which case the Earnest Money shall be immediately returned to Purchaser and the parties hereto shall have no further rights or obligations, other than those that by their terms survive the termination of this Agreement, or (ii) proceed under this Agreement, in which event Seller shall, at the Closing, assign to Purchaser, subject to the terms, provisions and conditions of the Airport Lease (including, without limitation, the terms and conditions pertaining to insurance proceeds), its entire right, title and interest in and to any condemnation award, and Purchaser shall have the sole right after the Closing to negotiate and otherwise deal with the condemning authority in respect of such matter. If Purchaser does not give Seller written notice of its election within the time required above, then Purchaser shall be deemed to have elected option (i) above.

5.4 Authority Approvals. Seller shall obtain any required Authority Approvals (as defined in Subsection 6.2.1(d)) prior to the Outside Date (the “Authority Approval Period”), provided, however, the failure of Seller to obtain any Authority Approvals shall not be a breach or default by Seller hereunder. Purchaser shall reasonably cooperate with Seller in connection with Seller’s efforts to perform and complete the covenants of this Section 5.4. For the avoidance of doubt, Closing is contingent on the Authority’s consent to the assignment of the Seller’s leasehold interest in the Airport Leases to Purchaser. Should the Authority disapprove such assignment, Purchaser and Seller will have the right to terminate this Agreement pursuant to Section 6.2.3. Purchaser agrees to cooperate as may be required to facilitate Seller obtaining the Authority Approvals, such cooperation to include, without limitation, executing any documents required by the Authority to initiate or finalize Seller’s efforts to obtain the Authority Approvals.

5.5 Gallatin County Bondholder Approval. Purchaser acknowledges the existence of those certain Gallatin County (i) Industrial Development Revenue Bond and Revenue Refunding Bonds, and (ii) Industrial Development Revenue Bonds (collectively, the “Gallatin County Bonds”) that are secured by all or portion of the Property under that certain Leasehold Trust Indenture, Security Agreement, Fixture Financing Statement and Assignment of Leases and Rents, as amended (the “Gallatin County Bonds Deed of Trust”). It is agreed and understood by the parties that the ability of the Seller to proceed to Closing is conditioned on the approval and consent (the “Gallatin County Bondholder Approval”) of the respective bondholders of the Gallatin County Bonds (the “Gallatin County Bondholders”) pursuant to the terms of the Gallatin County Bonds. For the avoidance of doubt, Closing is contingent on Seller obtaining the Gallatin County Bondholder Approval and the failure of Seller to obtain the Gallatin County Bondholder Approval shall not be a breach or default by Seller hereunder. Purchaser agrees to cooperate as may be required to facilitate Seller obtaining the Gallatin County Bondholder Approval.

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5.6 Bridger Sublease Agreement. Purchaser shall submit the form of Bridger Sublease Agreement pursuant to the Bridger Sublease Business Terms (both as defined below) to Seller on or before the date that is thirty (30) days after the Effective Date. The parties shall exercise commercially reasonable efforts to finalize the Bridger Sublease Agreement prior to the expiration of the Inspection Period.

ARTICLE 6

CLOSING

6.1 Closing. The consummation of the transaction contemplated herein (“Closing”) shall occur on the Closing Date pursuant to an escrow style closing at the offices of Escrow Agent (or such other location as may be mutually agreed upon by Seller and Purchaser). Funds shall be deposited into and held by Escrow Agent in a closing escrow account. Upon satisfaction or completion of all closing conditions and deliveries, the parties shall direct Escrow Agent to immediately record and deliver the closing documents to the appropriate parties and make disbursements according to the closing statements executed by Seller and Purchaser. Purchaser and Seller each acknowledge and agree that time shall be of the essence with respect to the performance of their respective obligations to purchase and sell the Property, pay and receive the Purchase Price, and otherwise consummate the transactions contemplated by this Agreement on the Closing Date.

6.2 Conditions to Parties’ Obligation to Close.

6.2.1 Seller’s Conditions. In addition to the other conditions set forth herein, the obligation of Seller to consummate the transactions contemplated hereunder are conditioned upon the following:

(a)	Representations and Warranties. Purchaser’s representations and warranties contained herein shall be true and correct in all material respects as of the Effective Date of this Agreement and the Closing Date;

(b)	Deliveries. As of the Closing Date, Purchaser shall have tendered all Purchaser Deliveries to be made at Closing;

(c)	Actions, Suits, etc. Purchaser shall not be a party to or the subject of any pending or threatened actions, suits, arbitrations, claims, attachments, proceedings, assignments for the benefit of creditors, insolvency, bankruptcy, reorganization or other proceedings, that would materially and adversely affect Purchaser’s ability to perform its obligations under this Agreement;

(d)	Authority Approvals. Subject to Section 5.4, Seller and Purchaser shall have obtained any and all required written consents and approvals to (i) the assignment of the Airport Leases to Purchaser and the assumption of the Airport Leases by Purchaser; including, without limitation, the consent and approval of the Authority and any other party named therein or otherwise required, and any and all other conditions precedent to the assignment and assumption of the Airport Leases, and (ii) the sublease agreement to Seller (or its affiliate) subject to the business terms set forth on Exhibit E (the “Bridger Sublease Business Terms”) and on the form of sublease set forth on Exhibit D (the “Bridger Sublease Agreement”), including, without limitation, the consent and approval of the Authority and any other party named therein or otherwise required, and any and all other conditions precedent to the Bridger Sublease Agreement (collectively (i) and (ii) are the “Authority Approvals”);

(e)	Bridger Sublease Agreement. Purchaser (and Purchaser’s assigns as applicable) shall have executed the Bridger Sublease Agreement; and

(f)	Gallatin County Bondholder Approval. Subject to Section 5.5, Seller shall have obtained the Gallatin County Bondholder Approval to allow Seller to proceed with the purchase of the Property by Purchaser.

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6.2.2 Purchaser’s Conditions. In addition to the other conditions set forth herein, the obligation of Purchaser to consummate the transactions contemplated hereunder are conditioned upon the following:

(a)	Representations and Warranties. Seller’s representations and warranties contained herein shall be true and correct in all material respects as of the Effective Date of this Agreement and the Closing Date;

(b)	Deliveries. As of the Closing Date, Seller shall have tendered all Seller Deliveries to be made at Closing;

(c)	Actions, Suits, etc. Seller shall not be a party to or the subject of any pending or threatened actions, suits, arbitrations, claims, attachments, proceedings, assignments for the benefit of creditors, insolvency, bankruptcy, reorganization or other proceedings, that would materially and adversely affect Seller’s ability to perform its obligations under this Agreement;

(d)	Authority Approvals. Subject to Section 5.4, Seller shall have obtained the Authority Approvals under Section 6.2.1(d);

(e)	Bridger Sublease Agreement. Seller (or Seller’s affiliate) shall have executed the Bridger Sublease Agreement; and

(f)	Estoppel Certificates. Seller shall have delivered the fully executed Authority Estoppel Certificate.

(g)	Title Policy. A final examination of title to the Property by the Title Company shall disclose no title exceptions except for the Permitted Exceptions and other matters approved or deemed approved or waived by Purchaser in accordance with this Agreement, and the Title Company shall be irrevocably committed to issue to Purchaser an extended coverage ALTA leasehold title insurance policy insuring title to the Property in the amount of the Purchase Price, subject only to the Permitted Exceptions and such other matters so approved or deemed approved or waived by Purchaser.

6.2.3 Non-Satisfaction of Conditions. So long as a party is not in default hereunder, if any condition to such party’s obligation to proceed with the Closing hereunder (a “Closing Condition”) has not been satisfied as of the Closing Date (or such earlier date as is provided herein) (as extended until the end of the Authority Approval Period), such party may, in its sole discretion and as its sole remedy and recourse (except as provided in the last two sentences of this paragraph if the other party is in default), either (a) terminate this Agreement by delivering written notice to the other party on or before the Closing Date (or such earlier date as is provided herein), or (b) except with respect to the approvals required under Sections 5.4 and 5.5, elect to close (or to permit any such earlier termination deadline to pass) notwithstanding the non-satisfaction of such Closing Condition, in which event such party shall be deemed to have waived such Closing Condition and any liability of the other party relating thereto. Notwithstanding the foregoing (i) if the Closing Condition set forth in either Subsection 6.2.1(b) or 6.2.2(b) is not satisfied, or if a party is otherwise in default hereunder at or prior to Closing, the provisions of Article 9 of this Agreement (including the applicable notice and cure periods set forth therein) shall govern the rights and remedies of the parties hereunder with respect to such default, and/or (ii) if the Closing Condition set forth in Subsection 6.2.1(d) or 6.2.2(d) is not satisfied by the scheduled Closing Date, Seller or Purchaser may, by mutual agreement or written notice to the other party, elect to extend the Closing Date as required for such party to obtain the Authority Approvals; provided that if the Authority Approvals are not obtained by November 30, 2025 (the “Outside Date”), either party may terminate this Agreement, the Title Company shall promptly return the Earnest Money to Purchaser, and neither party shall have any further obligation to the other except as provided under those provisions that survive termination of this Agreement, and/or (iii) if the Closing Condition set forth in Subsection 6.2.1(f) is not satisfied by the scheduled Closing Date, Seller or Purchaser may, by mutual agreement or written notice to the other party, elect to extend the Closing Date as required for such party to obtain the Gallatin County Bondholder Approval; provided that if the Gallatin County Bondholder Approval is not obtained by the Outside Date, either party may terminate this Agreement, the Title Company shall promptly return the Earnest Money to Purchaser, and neither party shall have any further obligation to the other except as provided under those provisions that survive termination of this Agreement.

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6.3 Seller’s Deliveries in Escrow. As of or prior to the Closing Date, Seller shall deliver in escrow to Escrow Agent the following (executed and acknowledged by Seller where required) (the “Seller Deliveries”):

6.3.1	Assignment and Assumption of Airport Leases. An Assignment and Assumption of Airport Leases in the form of Exhibit B attached hereto as mutually agreed upon between the Authority, Seller, and Purchaser (the “Assignment of Airport Leases”), executed and acknowledged by Seller and Authority and Purchaser (and Purchaser’s assigns as applicable), vesting in Purchaser, Seller’s right, title and interest, as lessee, in and to the Airport Leases, and providing for Purchaser’s assumption of all obligations and liabilities under the Airport Leases arising from and after Closing;

6.3.2	Assignment and Assumption of Service Contracts. An Assignment and Assumption of Service Contracts substantially in the form of Exhibit C attached hereto (the “Assignment of Service Contracts”) to the extent that Purchaser elects to assume any Service Contracts pursuant to the terms of Section 3.5 of this Agreement;

6.3.3	Bridger Sublease Agreement. The Bridger Sublease Agreement executed by Seller;

6.3.4	Reserved;

6.3.5	Conveyancing or Transfer Tax Forms or Returns. Such conveyancing or transfer tax forms or returns, if any, as are required to be delivered or signed by Seller by applicable state and local law in connection with the conveyance of the Leased Premises;

6.3.6	FIRPTA. A Foreign Investment in Real Property Tax Act affidavit executed by Seller;

6.3.7	Owner’s Affidavit. Title Company’s form of owner’s affidavit sufficient to allow Title Company to issue the Title Policy;

6.3.8	Authority. Evidence of the existence, organization and authority of Seller and of the authority of the persons executing documents on behalf of Seller reasonably satisfactory to the underwriter for the Title Policy; and

6.3.9	Additional Documents. Any additional documents that Seller, Escrow Agent or the Title Company may reasonably require for the proper consummation of the transaction contemplated by this Agreement (provided, however, no such additional document shall expand any obligation, covenant, representation or warranty of Seller or result in any new or additional obligation, covenant, representation or warranty of Seller under this Agreement beyond those expressly set forth in this Agreement), including any insurance policies which may be required to be held by Purchaser or Purchaser’s assignee under the Airport Lease.

6.4 Purchaser’s Deliveries in Escrow. As of or prior to the Closing Date (as applicable), Purchaser shall deliver in escrow-to-Escrow Agent the following (executed and acknowledged by Purchaser where required) (the “Purchaser Deliveries”):

6.4.1	Assignment and Assumption of Airport Leases. The Assignment of Airport Leases;

6.4.2	Assignment and Assumption of Service Contracts. The Assignment of Service Contracts;

6.4.3	FIRPTA. A Foreign Investment in Real Property Tax Act affidavit executed by Purchaser, if required by Title Company;

6.4.4	Bridger Sublease Agreement. The Bridger Sublease Agreement executed by Purchaser;

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6.4.5	Other Assumption Documents. Such other documents as may be required by the Authority to evidence Purchaser’s assumption of the Airport Leases;

6.4.6	Conveyancing or Transfer Tax Forms or Returns. Such conveyancing or transfer tax forms or returns, if any, as are required to be delivered or signed by Purchaser by applicable state and local law in connection with the Assignment of Airport Leases;

6.4.7	Additional Documents. Any additional documents that Seller, Escrow Agent or the Title Company may reasonably require for the proper consummation of the transaction contemplated by this Agreement (provided, however, no such additional document shall expand any obligation, covenant, representation or warranty of Purchaser or result in any new or additional obligation, covenant, representation or warranty of Purchaser under this Agreement beyond those expressly set forth in this Agreement); and

6.4.8	Purchase Price. Purchaser shall deliver to Escrow Agent the Purchase Price, less the Earnest Money that is applied to the Purchase Price, plus or minus applicable prorations, in immediate, same day U.S. federal funds wired for credit into Escrow Agent’s escrow account, which funds must be delivered in a manner to permit Escrow Agent to deliver good funds to Seller or its designee on the Closing Date (and, if requested by Seller, by wire transfer).

6.5	Closing Statements. As of or prior to the Closing Date, Seller and Purchaser shall deposit with Escrow Agent executed closing statements consistent with this Agreement in the form required by Escrow Agent.

6.6	Reserved.

6.7	Possession. Seller shall deliver possession of the Property to Purchaser at the Closing.

6.8	Post Closing Deliverables. Within twenty (20) business days after the Closing, Seller or Seller’s property manager shall deliver to Purchaser’s specified designee all documentation and items in Seller’s or its property manager’s possession or control, and not already provided to Purchaser, which pertain to the operation and maintenance of the Property including, without limitation, keys, security passcodes, access badges, updated Operating Statements and similar items required to operate and maintain the Property.

6.9	Notice to Utility Providers. Consistent with Subsection 7.1.2 below, and to the extent not inconsistent with the Bridger Sublease Agreement, immediately after Closing Purchaser shall deliver to each utility company providing utility service to the Leased Premises a letter advising that Purchaser is the new lessee under the Airport Leases and will be responsible for all utility charges going forward, and requesting that any existing deposits then being held by such utility company be immediately returned to Seller. Purchaser shall provide Seller with a copy of such letter as of or prior to Closing for Seller’s review and approval. To the extent necessary, Purchaser shall otherwise reasonably cooperate with Seller after Closing to ensure that Seller receives timely return of any utility deposits. These obligations on the part of Purchaser shall survive the Closing.

6.10	Notice to Vendors. Seller and Purchaser shall each execute, and Purchaser shall deliver to each vendor under an assumed Service Contract, a notice regarding the sale in a form mutually acceptable to Seller and Purchaser. Purchaser shall prepare such notices and deliver same to Seller prior to Closing for Seller’s execution. These obligations on the part of Purchaser shall survive the Closing.

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ARTICLE 7

PRORATIONS, DEPOSITS, COMMISSIONS

7.1 Prorations. At Closing, the following items shall be prorated as of the date of Closing with all items of income and expense for the Property being borne by Purchaser from and after (but including) the date of Closing: rents, operating expenses, fees and assessments; prepaid expenses; accrued operating expenses; real and personal ad valorem taxes, any other taxes, assessments, and governmental charges or fees whether federal, state, county or municipal, and whether they be by taxing districts or authorities presently taxing or by others (collectively, “Taxes”). Specifically, the following shall apply to such prorations:

7.1.1 Taxes. Subject to Section 7.6 below, if Taxes for the year of Closing are not known or cannot be reasonably estimated, Taxes shall be prorated based on Taxes for the year prior to Closing. If and to the extent there are any discounts available for early payment of Taxes, then Taxes shall be prorated based upon the assumption that such Taxes are, or will be, paid early and such discounts are, or will be, realized (whether they actually are or not). Seller shall have the right at any time to file an action for the adjustment of Taxes payable for any tax year during which Seller has any liability (including the tax year of Closing and any prior tax years). The provisions of this paragraph shall survive the Closing.

7.1.2 Utilities. Purchaser shall take all steps necessary to effectuate the transfer of all utilities to its name as of the Closing Date, and where necessary, post deposits with the utility companies. Seller shall ensure that all utility meters are read as of the Closing Date. Seller shall be entitled to recover any and all Seller deposits held by any utility company as of the Closing Date. The provisions of the immediately preceding sentence shall survive the Closing.

7.1.3 Operating Expenses. Any revenue or expense amount which is to be prorated pursuant to Section 7.1 but which cannot be ascertained with certainty as of Closing shall be prorated based upon the parties’ reasonable estimation, and shall be reconciled as set forth in Section 7.3 herein.

7.2 Closing Costs. Closing costs shall be allocated between Seller and Purchaser in accordance with Section 1.2.

7.3 Final Adjustment After Closing. If errors in the prorations made at Closing are identified within one hundred twenty (120) days after Closing, Seller and Purchaser will make post-closing adjustments to correct the errors within thirty (30) days after receipt of notice of the errors.

7.4 Reserved.

7.5 Commissions. Seller and Purchaser each represent and warrant to the other that no real estate brokerage commission is payable to any person or entity in connection with the transaction contemplated hereby except to the Broker, which shall be paid by Seller under a separate agreement, and each agrees to and does hereby indemnify, defend and hold the other harmless against the payment of any commission to any other person or entity claiming by, through or under Seller or Purchaser, as applicable. This indemnification shall extend to any and all claims, liabilities, costs and expenses (including reasonable attorneys’ fees and litigation costs) arising as a result of such claims and shall survive the Closing.

7.6 Prorations Under Airport Leases. To the extent applicable and not otherwise addressed elsewhere in this Article 7, items of income and expense under the Airport Leases, if any, shall be prorated between Seller and Purchaser as of the date of Closing based upon the most current information available, subject to the provisions of Section 7.3 herein. Additionally, if Seller has placed any security or other deposit with the Authority under the Airport Leases, then such deposit shall be transferred to Purchaser at Closing.

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ARTICLE 8

REPRESENTATIONS AND WARRANTIES

8.1 Seller’s Representations and Warranties. Seller represents and warrants to Purchaser that:

8.1.1 Organization and Authority. Seller has been duly organized, is validly existing, and is in good standing in the State of Montana. Seller has the full right and authority and, as of the Closing Date, has obtained any and all consents required to enter into this Agreement and to consummate or cause to be consummated the transactions contemplated hereby. As of the Closing Date, this Agreement has been, and all of the documents to be delivered by Seller at the Closing will be, authorized and executed and constitute, or will constitute, as appropriate, the valid and binding obligation of Seller, enforceable in accordance with their terms.

8.1.2 Conflicts and Pending Actions. There is no agreement to which Seller is a party or, to Seller’s knowledge, that is binding on Seller which, as of the Closing Date, will be in conflict with this Agreement. To Seller’s knowledge, as of the Effective Date there is no action or proceeding pending or threatened against Seller or relating to the Property, which challenges or impairs Seller’s ability to execute or perform its obligations under this Agreement.

8.1.3 Operating Statements. To Seller’s knowledge, the Operating Statements delivered to Purchaser pursuant to this Agreement will be correct and complete in all material respects as of the date of its delivery.

8.1.4 Notices from Governmental Authorities. To Seller’s knowledge, as of the Effective Date, Seller has not received from any governmental authority written notice of any material violation of any laws applicable (or alleged to be applicable) to the Leased Premises, or any part thereof, that has not been corrected, except as may be reflected by the Property Documents or otherwise disclosed in writing to Purchaser.

8.1.5 Airport Leases. Seller owns leasehold title to the Airport Leases, free and clear of all liens, special assessments, easements, encroachments, reservations, restrictions and encumbrances, excepting only monetary encumbrances to be removed by Seller at or prior to Closing, real property ad valorem taxes not yet due and payable, recorded general utility easements serving the Property, and any other recorded items set forth on the Title Commitment. To Seller’s knowledge, as of the Effective Date, there exists no material default by Seller, as lessee, or by the Authority, under the Airport Leases that remains uncured, except as may be disclosed in the Authority Estoppel Certificate or reflected by the Property Documents or otherwise disclosed in writing to Purchaser.

8.1.6 Prohibited Persons. Seller represents, warrants, and covenants to Purchaser that: (A) Seller is not, nor is it owned or controlled directly or indirectly by any person, group, entity or nation named on the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) (any such person, group, entity or nation being hereinafter referred to as a “Prohibited Person”); and (B) Seller is not (nor is it owned or controlled directly or indirectly for or on behalf any person, group, entity or nation that is) acting directly or indirectly for or on behalf of any Prohibited Person; and (C) Seller (and any person, group, or entity which Seller controls, directly or indirectly) has not conducted nor will conduct business nor has engaged nor will engage in any transaction or dealing with any Prohibited Person that either may cause or causes Purchaser to be in violation of any OFAC rule or regulation.

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8.1.7 Hazardous Materials. Except as set forth in any Property Documents delivered to Purchaser under this Agreement or as discovered by Purchaser under the Investigations, to Seller’s actual knowledge, (a) the Property is in compliance with all Environmental Requirements and Environmental Permits; (b) there are no underground storage tanks on the Property; (c) the Property is free of asbestos and asbestoscontaining materials; (d) neither Seller, nor Seller’s tenants or subtenants, have caused or permitted to be stored, released, disposed of, transferred, produced, or processed on the Property any Hazardous Materials (as hereinafter defined), except in compliance with Environmental Requirements (defined below); (e) no release of any Hazardous Materials on the Property has occurred that has not been fully resolved, or for which Purchaser may have ongoing liability; (f) there are no enforcement, cleanup, removal or other governmental or regulatory actions being instituted or threatened against the Property or against Seller or Seller’s tenants relating to the Property; (g) the Property is not subject to any liens under Environmental Requirements; (h) aqueous film-forming foams are not and have not been stored or used at the Property; (i) no claims have been made or threatened against Seller or any of Seller’s tenants by any third party or other person with respect the Property relating to damage, contribution, cost recovery, compensation, loss, or injury resulting from Hazardous Materials; and (j) Seller has provided Purchaser with complete copies of all Property Information in Seller’s possession and control related to the environmental condition of the Property. “Environmental Requirements” means any legal requirements (including common law), and any governmental order or binding agreement with any governmental authority relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata) or concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials, including but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, as amended; the Resource Conservation and Recovery Act; the Occupational Safety and Health Act; all state and local counterparts thereto; and any regulations, policies, permits, or approvals promulgated or issued thereunder. “Environmental Permits” means any permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Requirements.

8.2 Purchaser’s Representations and Warranties. Purchaser represents and warrants to Seller that:

8.2.1 Organization and Authority. Purchaser has been duly organized and is validly existing as a limited liability company in good standing in the State of Delaware and is qualified to do business in the state in which the Leased Premises is located (and any assignee of Purchaser pursuant to Section 11.1 has been duly organized and is validly existing as the type of entity stated in its signature block and is in good standing in its state of organization and is qualified to do business in the state in which the Leased Premises is located). Purchaser has the full right and authority and has obtained any and all consents required to enter into this Agreement and to consummate or cause to be consummated the transactions contemplated hereby. This Agreement has been, and all of the documents to be delivered by Purchaser at the Closing will be, authorized and properly executed and constitute, or will constitute, as appropriate, the valid and binding obligation of Purchaser, enforceable in accordance with their terms.

8.2.2 Conflicts and Pending Action. There is no agreement, contract, or other instrument to which Purchaser is a party or to Purchaser’s knowledge binding on Purchaser which is in conflict with this Agreement. There is no action or proceeding pending or, to Purchaser’s knowledge, threatened against Purchaser which challenges or impairs Purchaser’s ability to execute or perform its obligations under this Agreement.

8.2.3 Prohibited Persons. Purchaser represents, warrants, and covenants to Seller that: (A) Purchaser is not, nor is it owned or controlled directly or indirectly by a Prohibited Person; and (B) Purchaser is not (nor is it owned or controlled directly or indirectly for or on behalf any person, group, entity or nation that is) acting directly or indirectly for or on behalf of any Prohibited Person; and (C) Purchaser (and any person, group, or entity which Purchaser controls, directly or indirectly) has not conducted nor will conduct business nor has engaged nor will engage in any transaction or dealing with any Prohibited Person that either may cause or causes Seller to be in violation of any OFAC rule or regulation.

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8.3 Survival of Representations and Warranties; Limitation of Liability. The representations and warranties set forth in this Article 8 are made as of the date of this Agreement and, except where expressly limited to the Effective Date, are remade as of the Closing Date and shall not be deemed to be merged into or waived by the instruments of Closing. From and after Closing and for a period extending for twelve (12) months (the “Survival Period”), Seller shall reimburse, indemnify, defend and hold harmless Purchaser and Purchaser’s employees, agents, representatives, contractors and invitees from and against any and all damage, loss or liability resulting from Seller’s breach of any representation, warranty, covenant and/or any other default in the performance of an obligation to be performed by Seller under this Agreement (collectively, “Claims”). None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant shall survive the Closing for the period contemplated by its terms. If Purchaser fails to timely notify Seller in writing of any Claim within the Survival Period, such action shall be barred; provided, further, Purchaser must set forth the details of each Claim with reasonable specificity in order for such action not to be barred. In no event shall either party be liable to the other for incidental, consequential, or punitive damages for a breach of this Agreement or the documents delivered at Closing. Any breach of a representation or warranty or covenant or other agreement that occurs prior to Closing shall be governed exclusively by Article 9 and any breach of a representation or warranty or covenant or other agreement that occurs on or after Closing shall be governed exclusively by this Section 8.3. The provisions of this Section 8.3 shall survive the Closing. In addition, Purchaser may not make any claim against Seller unless the breach of representations and warranties results in a Claim that, in the aggregate, amount to at least Twenty Thousand and 00/100 Dollars ($20,000.00), and Seller’s liability for any breach of representations and warranties in the aggregate cannot exceed Five Hundred Thousand and 00/100 Dollars ($500,000.00) (the “Liability Cap”). Notwithstanding anything to the contrary in this Agreement, the above indemnification provision of this Article 8, as limited by this Section 8.3 including without limitation the Liability Cap, shall be the sole and exclusive remedy for any Claims of Purchaser and operate to limit all liability of Seller for any and all breaches of any representation or warranty or other agreement that occurs on or after Closing; provided, however, that this Section 8.3, including, without limitation, the Liability Cap, shall not operate to limit the liability of Seller for any intentional misrepresentation or fraud on the part of any Seller party. For the avoidance of doubt, Purchaser waives to the fullest extent permitted under law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto, except pursuant to the indemnification provisions set forth in this Article 8.

ARTICLE 9

DEFAULT AND REMEDIES

9.1 Seller’s Remedies. If Purchaser fails to perform its obligations hereunder at or prior to Closing for any reason except failure by Seller to perform hereunder, and such default or breach is not cured by the earlier of the fifth (5th) business day after written notice thereof from Seller or the Closing Date (Seller hereby agreeing to give such written notice to Purchaser within one (1) business day after Seller first learns of any such default or breach by Purchaser, except no notice or cure period shall apply if Purchaser fails to consummate the purchase of the Property hereunder) (a “Purchaser Default”), Seller shall be entitled, as its sole remedy (except as provided in Sections 7.5, 9.3, and 9.4 hereof), to (A) terminate this Agreement and recover the Earnest Money as liquidated damages and not as penalty, and (B) recover the actual reasonable out-of-pocket expenses incurred by Seller and paid (i) to Seller’s attorneys in connection with the negotiation of this Agreement, and (ii) to unrelated and unaffiliated third party consultants; provided however the aggregate amount of all such costs under the foregoing (i) and (ii) shall not exceed TwentyFive Thousand and 00/100 Dollars ($25,000.00). Seller and Purchaser agree that Seller’s damages resulting from a Purchaser Default are difficult, if not impossible, to determine and the Earnest Money is a fair estimate of those damages which has been agreed to in an effort to cause the amount of such damages to be certain.

9.2 Purchaser’s Remedies. If Seller fails to perform its obligations pursuant to this Agreement prior to Closing for any reason except failure by Purchaser to perform hereunder, and such default or breach is not cured by the earlier of the fifth (5th) business day after written notice thereof from Purchaser or the Closing Date (a “Seller Default”), Purchaser shall elect, as its sole remedy, either to (1) terminate this Agreement by giving Seller timely written notice of such election prior to or at Closing and recover the Earnest Money, in which case Seller shall reimburse Purchaser for the actual reasonable out-of-pocket expenses incurred by Purchaser and paid (i) to Purchaser’s attorneys in connection with the negotiation of this Agreement and (ii) to unrelated and unaffiliated third party consultants in connection with the performance of the Investigations, provided however the aggregate amount of all such costs under the foregoing (i) and (ii) shall not exceed Twenty-Five Thousand and 00/100 Dollars ($25,000.00); or (2) enforce specific performance to consummate the sale of the Property in accordance with this Agreement, together with recovery of all reasonable costs and attorneys’ fees incurred in such enforcement; or (3) waive said Seller Default and proceed to Closing without reduction in the Purchase Price. Purchaser’s remedies shall be limited to those described in this Section 9.2 and Sections 9.3 and 9.4 hereof.

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9.3 Attorneys’ Fees. In the event either party hereto employs an attorney in connection with claims by one party against the other arising from the operation of this Agreement, the non-prevailing party shall pay the prevailing party all reasonable fees and expenses, including attorneys’ fees, incurred in connection with such claims.

9.4 Other Expenses. If this Agreement is terminated due to the default of a party, then the defaulting party shall pay any fees or charges due to Escrow Agent for holding the Earnest Money as well as any escrow cancellation fees or charges and any fees or charges due to the Title Company for preparation and/or cancellation of the Title Commitment.

ARTICLE 10

DISCLAIMERS, RELEASE AND INDEMNITY

10.1 Disclaimers By Seller. Except as expressly set forth in this Agreement and in any documents delivered at Closing, it is understood and agreed that Seller has not at any time made and is not now making, and specifically disclaims, any warranties or representations of any kind or character, express or implied, with respect to the Property, including, but not limited to, warranties or representations as to (i) matters of title, (ii) environmental matters relating to the Leased Premises or any portion thereof, including, without limitation, the presence of Hazardous Materials in, on, under or in the vicinity of the Leased Premises, (iii) geological conditions, including, without limitation, subsidence, subsurface conditions, water table, underground water reservoirs, limitations regarding the withdrawal of water, and geologic faults and the resulting damage of past and/or future faulting, (iv) whether, and to the extent to which the Leased Premises or any portion thereof is affected by any stream (surface or underground), body of water, wetlands, flood prone area, flood plain, floodway or special flood hazard, (v) drainage, (vi) soil conditions, including the existence of instability, past soil repairs, soil additions or conditions of soil fill, or susceptibility to landslides, or the sufficiency of any undershoring, (vii) the presence of endangered species or any environmentally sensitive or protected areas, (viii) zoning or building entitlements to which the Leased Premises or any portion thereof may be subject, (ix) the availability of any utilities to the Leased Premises or any portion thereof including, without limitation, water, sewage, gas and electric, (x) usages of adjoining property, (xi) access to the Leased Premises or any portion thereof, (xii) the value, compliance with the plans and specifications, size, location, age, use, design, quality, description, suitability, structural integrity, operation, title to, or physical or financial condition of the Leased Premises or any portion thereof, or any income, expenses, charges, liens, encumbrances, rights or claims on or affecting or pertaining to the Property or any part thereof, (xiii) the condition or use of the Property or compliance of the Property with any or all past, present or future federal, state or local ordinances, rules, regulations or laws, building, fire or zoning ordinances, codes or other similar laws, (xiv) the existence or non-existence of underground storage tanks, surface impoundments, or landfills, (xv) any other matter affecting the stability and integrity of the Leased Premises, (xvi) the potential for further development of the Leased Premises, (xvii) the merchantability of the Property or fitness of the Property for any particular purpose, (xviii) the truth, accuracy or completeness of the Property Documents, (xix) tax consequences, or (xx) any other matter or thing with respect to the Property. For purposes hereof, “Hazardous Materials” means (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, per-and polyfluoroalkyl substances (“PFAS”), radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

10.2 Sale “As Is, Where Is”. Purchaser acknowledges and agrees that upon Closing, Seller shall sell and convey to Purchaser and Purchaser shall accept the Property “AS IS, WHERE IS, WITH ALL FAULTS,” except to the extent expressly provided otherwise in the representations and warranties in Section 8.1 of this Agreement. Except as expressly set forth in this Agreement, Purchaser has not relied and will not rely on, and Seller has not made and is not liable for or bound by, any express or implied warranties, guarantees, statements, representations or information pertaining to the Property or relating thereto (including specifically, without limitation, Property information packages distributed with respect to the Property) made or furnished by Seller, or any real estate broker, agent or third party representing or purporting to represent Seller, to whomever made or given, directly or indirectly, orally or in writing. Purchaser will conduct such Investigations of the Property as Purchaser deems necessary, including, but not limited to, the physical and environmental conditions thereof, and shall rely upon same. By failing to terminate this Agreement prior to the expiration of the Inspection Period, Purchaser acknowledges that Seller has afforded Purchaser a full opportunity to conduct such investigations of the Property as Purchaser deemed necessary to satisfy itself as to the condition of the Property and the existence or nonexistence or curative action to be taken with respect to any Hazardous Materials on or discharged from the Property, and Purchaser will rely solely upon same and not upon any information provided by or on behalf of Seller or its agents or employees with respect thereto, other than such representations, warranties and covenants of Seller as are expressly set forth in this Agreement. Except as set forth in Section 5.2, Seller shall not be required to upgrade, restore, or repair any Property after the Effective Date and prior to Closing, and Purchaser acknowledges and understands that it must accept the Property “AS IS, WHERE IS, WITH ALL FAULTS.”

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10.3 Purchaser Due Diligence; Seller’s Limited Release. Purchaser shall rely solely upon Purchaser’s own knowledge of the Property based on its investigation of the Property and its own inspection of the Property in determining the Property’s physical condition and Purchaser agrees that it shall assume the risk that adverse matters, including but not limited to, construction defects and adverse physical and environmental conditions, may not have been revealed by Purchaser’s investigations. Except as expressly set forth in this Agreement to the contrary, commencing as of the date following the Survival Period, Purchaser releases Seller from and against any and all claims which Purchaser or any Purchaser Related Party has or may have arising from or related to any matter or thing related to or in connection with the Property except as expressly set forth in this Agreement to the contrary, including the documents and information referred to herein, the Airport Leases, any construction defects with respect to the Hangar Improvements, and any environmental conditions and, except as expressly set forth in this Agreement to the contrary, Purchaser shall not look to Seller in connection with the foregoing for any redress or relief. This release shall be given full force and effect according to each of its express terms and provisions, including those relating to unknown and unsuspected claims, damages, and causes of action.

10.4 Survival. The terms and conditions of this Article 10 shall expressly survive the Closing, not merge with the provisions of any Closing documents and shall be incorporated into the Assignment of Airport Lease. Without limiting the generality of the foregoing, if Purchaser assigns its rights and obligations under this Agreement pursuant to Section 11.1 of this Agreement, any such assignee of Purchaser shall automatically become jointly and severally obligated with Purchaser for Purchaser’s obligations under this Agreement and any such assignee shall be required to expressly assume the obligations of Purchaser hereunder as a condition to such assignment.

ARTICLE 11

MISCELLANEOUS

11.1 Parties Bound; Assignment. This Agreement, and the terms, covenants, and conditions herein contained, shall inure to the benefit of and be binding upon the heirs, personal representatives, successors, and assigns of each of the parties hereto. Purchaser may assign its rights under this Agreement only upon the following conditions: (i) the assignee of Purchaser must an entity created by Purchaser where such assignee entity is owned, affiliated, or wholly controlled by the Purchaser entity as of the Effective Date, and (ii) the assignee of Purchaser shall assume all obligations of Purchaser hereunder, and (iii) a copy of the fully executed written assignment and assumption agreement shall be delivered to Seller prior to Closing. Upon any such assignment and/or conveyance of the Property or any portion thereof to the assignee of Purchaser, all disclaimers, waivers, releases, indemnities and other protections afforded Seller by the terms of this Agreement, including, without limitation, those set forth in Article 3 and Article 10, and all covenants, representations, warranties and obligations of Purchaser hereunder, shall apply to and be binding on said assignee.

11.2 Headings. The article, section, subsection, paragraph and/or other headings of this Agreement are for convenience only and in no way limit or enlarge the scope or meaning of the language hereof.

11.3 Invalidity and Waiver. If any portion of this Agreement is held invalid or inoperative, then so far as is reasonable and possible the remainder of this Agreement shall be deemed valid and operative, and, to the greatest extent legally possible, effect shall be given to the intent manifested by the portion held invalid or inoperative. The failure by either party to enforce against the other any term or provision of this Agreement shall not be deemed to be a waiver of such party’s right to enforce against the other party the same or any other such term or provision in the future.

11.4 Governing Law. WITH RESPECT TO THE PROPERTY, THIS AGREEMENT IS INTENDED TO BE PERFORMED IN THE STATE OF MONTANA AND THE LAWS OF SUCH STATE SHALL GOVERN THE PROVISIONS OF THIS AGREEMENT. Seller and Purchaser hereto agree that should any suit, action or proceeding arising out of this Agreement be instituted by any party hereto such suit, action or proceeding shall be instituted only in a state or federal court in the state and county where the Property is located (collectively, the “Approved Jurisdictions”). Each of the parties hereto consents to the in personal jurisdiction of any state or federal court in the Approved Jurisdictions, and waives any objection to the venue of any such suit, action or proceeding. The parties hereto recognize that courts other than the Approved Jurisdictions may also have jurisdiction over suits, actions or proceedings arising out of this Agreement, and in the event that any party hereto shall institute a proceeding involving this Agreement in a jurisdiction other than the Approved Jurisdictions, the party instituting such proceeding shall reimburse any other party hereto for its reasonable attorneys’ fees and costs incurred in seeking to transfer or dismiss such proceeding to institute such proceeding only in a state or federal court in the Approved Jurisdictions, including without limitation any additional expenses incurred as a result of litigating in another jurisdiction, such as reasonable fees and expenses of local counsel and travel and lodging expenses for parties, witnesses, experts and support personnel. The provisions of this Section 11.4 shall survive the Closing and any termination of this Agreement.

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11.5 Survival. The provisions of this Agreement that expressly contemplate performance after the Closing shall survive the Closing and shall not be deemed to be merged into or waived by the instruments of Closing.

11.6 Entirety and Amendments. This Agreement embodies the entire agreement between the parties and supersedes all prior agreements and understandings relating to the Property. This Agreement may be amended or supplemented only by an instrument in writing executed by the party against whom enforcement is sought.

11.7 Time. Time is of the essence in the performance of this Agreement.

11.8 Confidentiality. Neither party shall make any public announcement, press release or disclosure of any information related to this Agreement or the transactions contemplated by this Agreement to outside brokers, media or third parties, before or after the Closing, without the prior written specific consent of the other party; provided, however, that Purchaser may make disclosure of this Agreement as necessary to perform its obligations hereunder and as may be required under laws or regulations applicable to Purchaser.

11.9 Notices. All notices required or permitted hereunder shall be in writing and shall be served on the parties at the addresses set forth in Section 1.3. Any such notices shall, unless otherwise provided herein, be given or served (i) by depositing the same in the United States mail, postage paid, certified and addressed to the party to be notified, with return receipt requested, (ii) by overnight delivery using a nationally recognized overnight courier, (iii) by personal delivery, or (iv) electronic mail. Notice deposited in the mail in the manner hereinabove described shall be effective on the third (3rd) business day after such deposit. Notice given in any other manner shall be effective only if and when received by the party to be notified between the hours of 8:00 a.m. and 6:00 p.m. (Mountain Time) of any business day with delivery made after such hours to be deemed received the following business day. Notice given by electronic mail in accordance herewith shall be effective upon sending, provided that the sender does not receive a delivery failure notification and, with respect to any notices sent under Article 9, sends a copy by another permitted method within one (1) business day. A party’s address may be changed by written notice to the other party; provided, however, that no notice of a change of address shall be effective until actual receipt of such notice.

11.10 Electronic Transactions. The exchange of executed copies of this Agreement by facsimile or Portable Document Format (“PDF”) transmission or DocuSignTM (“DocuSign”) shall constitute effective execution and delivery of this Agreement as to the parties for all purposes, and signatures of the parties transmitted by facsimile or PDF or DocuSignshall be deemed to be their original signatures for all purposes.

11.11 Construction. The parties acknowledge that the parties and their counsel have reviewed and revised this Agreement and agree that the normal rule of construction – to the effect that any ambiguities are to be resolved against the drafting party – shall not be employed in the interpretation of this Agreement or any exhibits or amendments hereto.

11.12 Calculation of Time Periods. Unless otherwise specified, in computing any period of time described herein, the day of the act or event after which the designated period of time begins to run is not to be included and the last day of the period so computed is to be included, unless such last day is a Saturday, Sunday or legal holiday for national banks in the location where the Leased Premises is located, in which event the period shall run until the end of the next day which is neither a Saturday, Sunday, or legal holiday. The last day of any period of time described herein shall be deemed to end at 6:00 p.m. Mountain Time.

11.13 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of such counterparts shall constitute one Agreement. To facilitate execution of this Agreement, the parties may execute and exchange facsimile or PDF or DocuSign counterparts of the signature pages, which shall be deemed original signatures for all purposes.

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11.14 No Recordation. Without the prior written mutual consent of Seller and Purchaser, there shall be no recordation of either this Agreement or any memorandum hereof, or any affidavit pertaining hereto, and any such recordation of this Agreement or memorandum or affidavit by any party without the prior written consent of Seller and Purchaser (as applicable), and failure of either party to obtain the other parties consent shall constitute a default hereunder. In addition to any remedies for such default, the recording party shall be obligated to execute an instrument in recordable form releasing this Agreement or memorandum or affidavit. Seller and Purchaser’s obligations pursuant to this Section 11.14 shall survive any termination of this Agreement as a surviving obligation.

11.15 Further Assurances. In addition to the acts and deeds recited herein and contemplated to be performed, executed and/or delivered by either party at Closing, each party agrees to perform, execute and deliver, but without any obligation to incur any additional liability or expense, on or after the Closing any further deliveries and assurances as may be reasonably necessary to consummate the transactions contemplated hereby or to further perfect the conveyance, transfer and assignment of the Property to Purchaser.

11.16 No Third Party Beneficiary. The provisions of this Agreement and of the documents to be executed and delivered at Closing are and will be for the benefit of Seller, and Purchaser only and are not for the benefit of any third party, and accordingly, no third party shall have the right to enforce the provisions of this Agreement or of the documents to be executed and delivered at Closing.

11.17 Exclusive Dealing. Seller hereby covenants and agrees that from and after the Effective Date until the earlier of (a) the consummation of the Closing or (b) the termination of this Agreement in accordance with its terms (such period, the “Exclusivity Period”), Seller shall not, and shall cause each of its affiliates, partners, members, managers, shareholders, officers, directors, employees, representatives, brokers, advisors and other agents (collectively, “Seller Parties”) not to, directly or indirectly, solicit, initiate, encourage, assist, authorize or engage in any marketing, offering, advertising, promotion, negotiation, discussion or agreement with, or make or accept any proposal, offer, term sheet, letter of intent, contract or commitment from, any person or entity other than Purchaser (or its designee) that relates in any manner to the sale, assignment, transfer, conveyance or other disposition of, or the granting of any option, right of first refusal, right of first offer, purchase, sale, lease, sub-lease, or other transfer of, all or any portion of Seller’s right, title or interest in or to the Property, including, without limitation, the ground leasehold estate and all other interests appurtenant thereto (each, an “Alternative Transaction”). Seller acknowledges and agrees that the foregoing covenant of exclusivity is a material inducement to Purchaser’s execution of this Agreement, its agreement to incur the costs and expenses associated with negotiating and documenting this Agreement, and its commencement and continuation of an extensive due diligence investigation of the Property, the ground lease, and the related leases; that Purchaser would not have entered into this Agreement in the absence of such covenant; and that any breach by Seller of this Section shall constitute a material default hereunder and, in addition to other remedies available to Purchaser, shall entitle Purchaser to immediate return of the Earnest Money and reimbursement of its documented due diligence expenses.

[SIGNATURE PAGES AND EXHIBITS TO FOLLOW]

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SIGNATURE PAGE TO

PURCHASE AND SALE AGREEMENT

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year written below (the “Effective Date”).

SELLER:		PURCHASER:

BRIDGER SOLUTIONS INTERNATIONAL, LLC,		MTP – AVIATION INFRASTRUCTURE HOLDCO, LLC
a Montana limited liability company		a Delaware limited liability company

By: Bridger Aerospace Group, LLC Its: Sole Member and Manager		By:	/s/ Jonathan Reeser
		Name:	Jonathan Reeser
By: Bridger Aerospace Group Holdings, LLC		Title:	Authorized Signatory
Its: Sole Member		Date:	5/22/2025

By: Bridger Aerospace Group Holdings, Inc. Its: Sole Member

By:	/s/ Sam Davis
Name:	Sam Davis
Title:	Chief Executive Officer
Date:	5/23/2025

Signature Page to Purchase and Sale Agreement

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JOINDER BY TITLE/ESCROW AGENT

Escrow Agent has executed this Agreement in order to confirm that Escrow Agent shall hold the Earnest Money required to be deposited under this Agreement and the interest earned thereto, in escrow, and shall disburse the Earnest Money, and the interest earned thereon, pursuant to the provisions of this Agreement.

FIDELITY NATIONAL TITLE INSURANCE COMPANY

By:
Name:
Title:
Date:

Joinder by Escrow

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